Filed by Golden Star Resources pursuant to Rule 425
under the Securities Act of 1933

Registration statement file number: 333-116350

Subject Company: IAMGOLD
IAMGOLD Commission File Number 1-31528

TSX: GSC	NEWS RELEASE	AMEX: GSS

FOR IMMEDIATE RELEASE: June 14, 2004

GOLDEN STAR RECOMMENDS IAMGOLD SHAREHOLDERS
VOTE AGAINST WHEATON RIVER COMBINATION

Golden Star Proxy Circular Mailed Today

Denver, June 14, 2004 – Golden Star Resources Ltd. (“Golden Star”) (TSX:GSC; AMEX:GSS) today mailed its proxy circular to the shareholders of IAMGold Corporation (“IAMGold”) (TSX:IMG; AMEX:IAG). In its circular, Golden Star recommends that IAMGold shareholders vote against the proposed transaction with Wheaton River Minerals Ltd. (“Wheaton River”) at IAMGold’s annual and special meeting scheduled for June 29, 2004.

“In order to benefit from Golden Star’s superior offer, which is open until July 16, IAMGold’s shareholders should reject the proposed combination with Wheaton River by voting down the resolutions necessary to approve that transaction,” said Peter Bradford, President and Chief Executive Officer of Golden Star. “The many financial and strategic reasons for IAMGold shareholders to vote down the Wheaton River transaction and tender their shares to Golden Star’s offer are detailed in Golden Star’s proxy circular as well as in our offer circular and prospectus issued last week.”

Mr. Bradford added: “A key condition of our offer is that the IAMGold and Wheaton River transaction not be completed, so IAMGold shareholders should understand that, for them, this is a two-step process: If shareholders favour our offer, they need to vote against the Wheaton River transaction as well as tender their shares to Golden Star’s offer. Tendering shares to our offer alone does not count as a vote against the combination with Wheaton.”

IAMGold shareholders can use the GREEN proxy form included with Golden Star’s proxy circular to vote against the three resolutions being considered in connection with the Wheaton River combination.

Golden Star is recommending IAMGold shareholders:

•	Vote AGAINST a resolution authorizing the issue of up to approximately 422,849,250 common shares of IAMGold to be issued to the security holders of Wheaton River;

•	Vote AGAINST a special resolution authorizing an amendment to IAMGold’s articles to increase the maximum number of directors of IAMGold from 10 to 16 and to change IAMGold’s name to “Axiom Gold Corporation”; and

•	Vote AGAINST an ordinary resolution increasing the number of shares which may be issued under IAMGold’s share incentive plan.

IAMGold shareholders are also being asked to vote on other resolutions related to the company’s annual meeting business which is also to be considered at the June 29th meeting; however, Golden Star is making no recommendation to shareholders on those resolutions.

The Golden Star proxy circular and related materials were filed today with securities regulators in Canada and the United States and will be available shortly through both www.sedar.com and www.sec.gov.

Under the terms of the previously announced Golden Star share exchange offer, IAMGold shareholders will be entitled to receive 1.15 common shares of Golden Star for each IAMGold common share they hold. The offer provides IAMGold shareholders with a 12.8% premium over the closing price of IAMGold common shares on the Toronto Stock Exchange on May 27, 2004, when Golden Star first announced its proposed business combination with IAMGold.

“A review of our offer will show that it is clearly superior to the Wheaton River combination,” said Mr. Bradford. “It provides excellent immediate value to IAMGold shareholders while the strategic fit with Golden Star promises greater long-term benefits and is accretive to shareholders of both companies.”

The offer is conditional on, among other things: not less than 66 2/3% of the IAMGold common shares (on a fully diluted basis) being been validly deposited under the offer and not withdrawn; the previously announced transaction between IAMGold and Wheaton River not proceeding; Golden Star being provided access to non-public information about IAMGold; and receipt of all applicable regulatory approvals. If these conditions are met or waived and Golden Star acquires the IAMGold common shares pursuant to the offer, Golden Star intends to acquire the remaining common shares in accordance with applicable laws.

BMO Nesbitt Burns is acting as Golden Star’s financial advisor in connection with the offer and Fasken Martineau DuMoulin LLP is acting as Golden Star’s Canadian legal advisor. For further information about the offer, IAMGold shareholders can contact Innisfree M&A Incorporated at 1-877-825-8772 (English speakers) or 1-877-825-8777 (French speakers).

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About Golden Star

Golden Star holds a 90% equity interest in the Bogoso/Prestea open-pit gold mine and the nearby Wassa gold project, which is expected to commence production mid-year. Both mines, which are expected to reach an annualized production rate of approximately 350,000 ounces in 2005, are located in Ghana near two of IAMGold’s joint venture mines. In addition, Golden Star has a majority interest in the currently inactive Prestea Underground Mine on the Bogoso/Prestea property, as well as gold exploration interests elsewhere in West Africa and in the Guiana Shield of South America. Golden Star has approximately 139 million common shares outstanding.

Cautionary Statements

Statements Regarding Forward-Looking Information: Some statements contained in this news release are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that forward-looking statements are inherently uncertain and involve risks and uncertainties that could cause actual results to differ materially. Such statements include comments regarding estimated production, synergies and the accretive nature of the proposed transaction, the benefits of the transaction proposed by Golden Star and the development potential of Golden Star’s properties. Factors that could cause actual results to differ materially include timing of and unexpected events during construction, expansion and start-up; variations in ore grade, tonnes mined, crushed or milled; variations in relative amounts of refractory, non-refractory and transition ores; delay or failure to receive board or government approvals; timing and availability of external financing on acceptable terms; technical, permitting, mining or processing issues; fluctuations in gold price and costs; lack of IAMGold shareholder support for the transaction proposed by Golden Star; the business of Golden Star and IAMGold may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; expected combination benefits from the Golden Star/IAMGold transaction may not be fully realized or realized within the expected time frame. There can be no assurance that future developments affecting the Company will be those anticipated by management. Please refer to the discussion of these and other risk factors in our Form 10-K for 2003. The forward looking information contained in this press release constitute management’s current estimates, as of the date of this press release, with respect to the matters covered thereby. We expect that these estimates will change as new information is received and that actual results will vary from these estimates, possibly by material amounts. While we may elect to update these estimates at any time, we do not undertake to update any estimate at any particular time or in response to any particular event. Investors and others should not assume that any forecasts in this press release represent management’s estimate as of any date other than the date of this press release.

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Golden Star’s solicitation of proxies in the United States is made with respect to securities of a Canadian foreign private issuer and is thus exempt from the requirements of Section 14(a) of the U.S. Securities Exchange Act of 1934, as amended. This solicitation is made in accordance with Canadian corporate and securities laws and the proxy circular prepared by Golden Star has been prepared in accordance with disclosure requirements applicable in Canada.

This press release does not constitute an offer to buy or sell, or the solicitation of an offer to buy or sell, any of the securities of Golden Star or IAMGold. Such an offer may only be made in the United States pursuant to a registration statement and prospectus filed with the U.S. Securities and Exchange Commission (“SEC”). Golden Star has filed with the SEC a Registration Statement on SEC Form S-4, and has mailed the related prospectus concerning the proposed business combination of Golden Star with IAMGold, together with an offer to purchase and circular and related documents, to IAMGold shareholders in the United States. Golden Star also filed with the SEC on Schedule 14D-1F certain other documents related to the business combination, including an offer to purchase and circular. WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE REGISTRATION STATEMENT, THE PROSPECTUS, THE OFFER TO PURCHASE AND CIRCULAR AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and shareholders may obtain the documents free of charge at the SEC’s website, www.sec.gov. In addition, documents filed with the SEC by Golden Star are available free of charge from Golden Star Investor Relations, 10901 West Toller Drive, Suite 300, Littleton, Colorado 80127-6312,USA, telephone no. (303) 830-9000, toll free no. (800) 553-8436.

For further information please contact:

Golden Star Resources Ltd.
Peter Bradford
President and Chief Executive Officer
+1 303 894 4613

Allan Marter
Senior Vice President and Chief Financial Officer
+1 303 894 4631

Bruce Higson-Smith
Vice President Corporate Development
+1 303 894 4622

Media Contact
John Lute
Lute & Company
+ 1 416 929 5883
jlute@luteco.com

Investor Information

BMO Nesbitt Burns Inc.
Darin Smith
+1-866-758-9860

or

Innisfree M&A Incorporated
Alan Miller
+1-212-750-5833

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